SUPPL

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02060054

看通集團有限公司
KANTONE HOLDINGS LIMITED
香港柴灣寧富街一號看通中心五字樓
5TH FLOOR
KANTONE CENTRE
1 NING FOO STREET
CHAI WAN, HONG KONG
電話 TEL: (852) 2896-6603
圖文傳真 FAX: (852) 2868-3810

02 OCT 28 AM 9:56

For Immediate Release

KANTONE HOLDINGS ANNOUNCES FINAL RESULTS

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Hong Kong (25 October 2002) – Kantone Holdings Limited (Kantone) (SEHK:1059) announced its final results for the year ended 30 June 2002. The Group's consolidated turnover was HK$722 million, compared with HK$700 million for the previous year. Earnings before Interest, Taxation, Depreciation, and Amortisation (EBITDA) was HK$157 million, compared with HK$172 million of last year. Net profit for the year was HK$63 million, compared with HK$102 million last year. Earnings per share was HK2.85 cents.

Net profit was affected by depreciation and amortisation of the Group's technology development and e-commerce capital assets; as well as a loss arising from the impairment of an Internet-related investment. The quality of these assets remains high, and some of these have already evolved into revenue-generating businesses.

According to Paul Kan, Chairman of the Company, "The Group's results were mixed. European customers continued to defer new purchases and slowed their spending. On the other hand, demand in China remains strong as corporates and government enterprises set aside budgets to upgrade their IT and telecom infrastructure in order to enhance productivity. The demand for wireless equipment and integrated messaging solutions was particularly encouraging."

The Group has maintained its leadership position as provider of mission critical communications services for the emergency and rescue service sectors. In the UK, for example, over 60 per cent of the hospital market and over 85 per cent of the fire brigades have chosen the Group as their communications services provider. New systems have been designed to minimize response times and to speed up the communication of emergency alarm information.

During the period under review, the Group supplied the first ever fully automated electronic breathing apparatus control system for fire fighters. The new system uses intrinsically safe radio transceivers for two-way communication of essential safety information between individual fire fighters and the Entry Control Officer, allowing exact monitoring of crew from outside the scene. These systems have become an attractive option for fire fighters since the 911 incident.

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Looking forward, Paul Kan remarked, "The weak economy is obviously affecting customer purchases. We expect to see further industry consolidation in the coming year. Our plan for 2003 and beyond is to leverage the cost advantages in China by expanding our business there for 'niche products such as emergency communications systems and spark-proof intrinsically safe devices, which are in demand in China and many of the global markets."

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About Kantone

Kantone (www.kantone.com) is a leading supplier of IT solutions and communications services with a global market presence in over 50 countries. Members of the Group have 50 years of unrivalled radio technology experience. As a front-runner in the digital communications arena, Kantone's mission is to be an outstanding supplier of innovative communications products and services that enable total mobility and round-the-clock connectivity in the Age of Digital Convergence.

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Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 2896-9320 Fax: 2558-3111
Email: ir@kantone.com
Web Site: http://www.kantone.com